UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4) 1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Nolan Quan

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Attention: Hank Gracin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March  13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nolan Quan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 12,650,000 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 22,490,000 (2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,490,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8% (3)
14	TYPE OF REPORTING PERSON* IN -- Individual.

(1)

Excludes 9,840,000 shares which Mr. Wade has the power to vote pursuant to the terms of a voting trust agreement that he entered into with Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan.

(2)  Includes an aggregate of 9,840,000 shares that are subject to an option granted to Mr. Wade by Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan. The option is currently exercisable.

(3)

Based upon 51,342,453 shares of common stock outstanding as of December 31, 2007 as reported in the Broadcaster, Inc quarterly report on Form 10-QSB for the quarter ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 19, 2008.

CUSIP No. 459862306	13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Software People, LLC IRS# 20-2631040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF	7	SOLE VOTING POWER 2,800,000(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,120,000(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,120,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (3)
14	TYPE OF REPORTING PERSON* OO – Other

(1)

Excludes 2,320,000 shares of common stock owned by Software People LLC which Mr. Wade has the power to vote pursuant to the terms of a voting trust agreement that he entered into with Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan

(2)

Includes 2,320,000 shares that are subject to an option granted to Mr. Wade by Software People LLC. The option  is currently exercisable.

(3)

Based upon 51,342,453 shares of common stock outstanding as of December 31, 2007 as reported in the Broadcaster, Inc quarterly report on Form 10-QSB for the quarter ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 19, 2008.

CUSIP No. 459862306	13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trans Global Media, LLC IRS# 16-1634586
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF	7	SOLE VOTING POWER 2,800,000(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,120,000(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,120,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (3)
14	TYPE OF REPORTING PERSON* OO – Other

(1)  Excludes 2,320,000 shares of common stock owned by Trans Global Media LLC which Mr. Wade has the power to vote pursuant to the terms of a voting trust agreement that he entered into with Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan

(2)  Includes 2,320,000 shares that are subject to an option granted to Mr. Wade by Trans Global Media LLC. The option  is currently exercisable.

(4)

Based upon 51,342,453 shares of common stock outstanding as of December 31, 2007 as reported in the Broadcaster, Inc quarterly report on Form 10-QSB for the quarter ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 19, 2008.

CUSIP No. 459862306	13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Broadcaster, LLC IRS# 74-3100476
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 5,600,000(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,640,000(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,640,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77% (3)
14	TYPE OF REPORTING PERSON* OO -- Other

(1)  Excludes 4,040,000 shares of common stock owned by Broadcaster LLC which Mr. Wade has the power to vote pursuant to the terms of a voting trust agreement that he entered into with Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan

(2)  Includes  4,040,000 shares that are  subject to an option granted to Mr. Wade by Broadcaster LLC. The option  is currently exercisable.

(3)

Based upon 51,342,453 shares of common stock outstanding as of December 31, 2007 as reported in the Broadcaster, Inc quarterly report on Form 10-QSB for the quarter ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 19, 2008.

CUSIP No. 459862306	13D	Page 6 of 8

This Amendment No. 4 to Schedule 13D is being filed by Nolan Quan. Mr. Quan filed an original Schedule 13D dated June 1, 2006 (the “Original 13D”), Amendment No. 1 dated February 5, 2007, Amendment No. 2 dated April 2, 2007 and Amendment No. 3 dated December 26, 2007.

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

On March 13, 2008, each of Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan, respectively granted Mr. Wade the option to purchase 2,320,000, 2,320,000, 4,040,000 and 1,160,000 shares of the common stock of Broadcaster, Inc.  In addition, they also each executed a voting trust agreement pursuant to which they gave Mr. Wade the right and power to vote the shares.

Item 5.  Interest in Securities of the Issuer.

The first three paragraphs of Item 5 are hereby amended by as follows:

On March  13, 2008, each of Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan, respectively granted Mr. Wade the option to purchase  2,320,000, 2,320,000, 4,040,000 and 1,160,000 shares of the common stock of Broadcaster, Inc.  In addition, they also each executed a voting trust agreement pursuant to which they gave Mr. Wade the right and power to vote the shares. Each of these entities has the sole power to dispose of the shares subject to the voting trust agreement but not the power to vote such shares.

Mr. Quan is the beneficial owner of 50,000 shares of Broadcaster Common Stock of The Rosen-Quan Family Trust dtd 9/30/99 (the “Rosen-Quan Family Trust”) of which he is a trustee, of which he has sole voting and disposition power. Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC are the owners of  an aggregate of 22,440,000 shares of Broadcaster Common Stock, 12,600,000 of which they have sole voting and disposition power and 9,840,000 of which they have sole disposition power but no voting power. Because of Mr. Quan’s relationship with Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, he is the beneficial owner of the 22,440,000 shares of Common Stock owned by the entities. Accordingly, Mr. Quan has the sole power to sell 22,490,000 shares of Broadcaster Common Stock and sole power to vote 12,650,000 of such shares.

Software People, LLC, Trans Global Media, LLC, AccessMedia Technologies, LLC, Broadcaster, LLC and The Rosen-Quan Family Trust dtd 7/30/99, the reporting entities which comprise part of Mr. Quan’s group, own the following shares of Broadcaster Common Stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Sole Voting Power	Sole Power to Sell
Software People, LLC	5,120,000	9.97%	2,800,000	5,120,000
Trans Global Media, LLC	5,120,000	9.97%	2,800,000	5,120,000
AccessMedia Technologies, LLC	2,560,000	4.99%	1,400,000	2,560,000
Broadcaster, LLC	9,640,000	18.78%	5,600,000	9,640,000
Rosen-Quan Family Trust	50,000	*	50,000	50,000

*

Represents less than 1% of the shares outstanding

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and restated  with the following:

As previously stated Mr. Wade and the Quan Entities are parties to an option agreement pursuant to which Mr. Wade was granted an option to purchase 9,840,000 shares of the common stock of Broadcaster, Inc. owned by such entities.  In addition, Mr. Wade and the entities are also parties to a Voting Trust Agreement pursuant to which Mr. Wade was given the right and power to vote the shares until the expiration of the option.

CUSIP No. 459862306	13D	Page 7 of 8

Item 7.  Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.

Option Agreement dated as of  March  13, 2008 between Martin R. Wade, III and Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC

2.

Voting Trust Agreement dated as of March  13, 2008 between Martin R. Wade, III and Software People LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC

CUSIP No. 459862306	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March  18, 2008

By:	/s/ Nolan Quan
Nolan Quan

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).